Exhibit 99.1

Tiziana to Advance TZLS-501 - Its Fully Human IL-6R Monoclonal Antibody

BOSTON, MA, September 25, 2025 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), today announces it will advance its second asset, a fully human anti-IL-6 receptor (“IL-6R”) monoclonal antibody, TZLS-501. There has been heightened industry activity in the IL-6 pathway space, underscored by Novartis’ (NYSE: NVS) recent acquisition of Tourmaline Bio (Nasdaq: TRML) for approximately $1.4 billion. Tiziana will pursue non-dilutive funding strategies for the development of TZLS-501 while continuing to advance intranasal foralumab as its lead program.

TZLS-501 is a fully human anti-IL-6 receptor (“IL-6R”) monoclonal antibody (mAb) targeting both the membrane-bound and soluble forms of IL-6R. This dual mechanism of action not only blocks IL-6R signaling but also reduces circulating IL-6 cytokines, which are recognized drivers of inflammation, lung damage, and chronic fibrosis. Tiziana sees potential to develop TZLS-501 as a monotherapy, or in combination with its lead candidate, foralumab, as well as with other anti-inflammatory and anti-infective agents.

The recent acquisition by Novartis further validates the importance of IL-6 therapeutics. Tiziana believes this an opportune time for the parallel advancement of TZLS-501. Accordingly, Tiziana will pursue development of TZLS-501, while not diverting resources or focus from ongoing clinical trials with foralumab.

Excessive IL-6 signaling plays a central role in multiple diseases, including rheumatoid arthritis (RA), acute respiratory distress syndrome (ARDS), idiopathic pulmonary fibrosis (IPF), systemic lupus erythematosus, and various cancers. By reducing both receptor-mediated signaling and circulating cytokine burden, TZLS-501 may offer therapeutic advantages in managing these acute and chronic inflammatory conditions.

Ivor Elrifi, Chief Executive Officer of Tiziana Life Sciences, commented, “Novartis’ recent acquisition of Tourmaline demonstrates how IL-6 therapy is increasingly valued in treating systemic inflammation and related diseases. While intranasal foralumab remains our lead program and primary focus, we are reviewing development opportunities for TZLS-501 as a complementary asset. Our fully human IL-6 mAb has always been an exciting asset. With recent market developments, we feel it is an opportune time to explore TZLS-501’s development. Its unique ability to address both membrane-bound and soluble IL-6 signaling, positions it as a potentially powerful therapy for acute and chronic inflammatory conditions.”

About TZLS-501

TZLS-501, a fully human mAb, was licensed from Novimmune, SA, (Geneva, CH) in 2017. IL-6 is a cytokine that binds to its receptor subunit IL-6Rα on the cell membrane, and is a major determinant in priming of pathogenic T cells to produce an inflammatory response. The receptor IL-6Rα can be shed in soluble form, sIL6Rα, which binds to circulating IL-6 cytokine in the blood. The downstream signaling from this complex mediates pro-inflammatory effects underlying inflammatory diseases. TZLS-501 acts via a dual mechanism by inhibiting IL-6R signaling and depleting circulating levels of IL-6.

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 14 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.[1],[2]

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120

[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120